

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 27, 2011

<u>Via E-mail</u>

James A. Merrill
Chief Financial Officer
GMX Resources Inc.
One Benham Place, Suite 600
9400 North Broadway, Suite 600
Oklahoma City, OK 73114

      Re: GMX Resources Inc.
                  Amendment No. 1 to Registration Statement on Form S-3
                  Filed August 2, 2011
                  File No. 333-175157
                  Amended Form 10-K for Fiscal Year ended December 31, 2010
                  Filed September 1, 2011
                  File No. 001-32977

Dear Mr. Merrill:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-3</u>

1. We remind you of prior comment one from our letter to you dated July 25, 2011.

Annual Report on Form 10-K

Exhibit 99.1

2. Please re-file a revised third party report that excludes any statements disclaiming any liability with respect to MHA's interpretations and data. In that regard, we refer you to the last two sentences of the first paragraph on page 2.

Engineering Comments

3. Regarding your response to prior comment three, you announced on August 4, 2011 that due to depressed prices for natural gas and absence of significant cost reductions for services, you have temporarily suspended your Haynesville/Bossier development until economics become competitive with your oil development. You then state later in the release that your current plan is to resume the H/B drilling program in 2013. Please tell us why you believe that the economics of H/B development will be competitive with oil development in 2013 especially in light of the large increase in shale gas drilling and production and the continued weak economy in the U.S. Please tell us what your plans are for future H/B development if it is not competitive with oil development at that time.

4. We note your response to our prior comment four. While the economic software program may indicate that economic production will or can go on for over fifty years means that it is reasonably certain to occur, it is the staff's view that, in relatively new developments, using new technology where no analogy exists for the estimated life of horizontal wells, proved reserves should be limited to well lives that are more reasonably certain until such time the evidence for longer horizontal well lives is more compelling. The term reasonable certainty implies a high degree of confidence that the quantities of oil and gas actually recovered will equal or exceed the estimate. To achieve reasonable certainty the technologies used must have demonstrated to be reliable and repeatable. We do not concur that horizontal wells have yet demonstrated to reliably achieve the well lives in the range you have estimated.

   Therefore, please revise your document to limit the proved reserves from the Haynesville Shale to well lives that are more reasonably certain.

5. In regards to your response to our prior comment five please provide us with the study that D&M apparently performed in which they determined that increases in proved reserves are directly proportional to increases in the lateral lengths of horizontal wells.

Mr. James A. Merrill
GMX Resources Inc.
September 27, 2011
Page 3

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933, the Securities Exchange of 1934, and all applicable Securities Act and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or the undersigned at (202) 551-3611 with any other questions.

Sincerely,

/s/H. Roger Schwall for

Anne Nguyen Parker
Branch Chief

cc: David Buck, Esq.
       Andrews Kurth LLP